                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       -----------------------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (AMENDMENT NO.  )*


                           SISTERSVILLE BANCORP, INC.
             ------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
             ------------------------------------------------------
                         (Title of Class of Securities)


                                   829793-10-8
             ------------------------------------------------------
                                 (CUSIP Number)


                                Warren A. Mackey
                           767 Fifth Avenue, 5th Floor
                            New York, New York 10153
                                 (212) 319-0871
             ------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 30, 2000
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                         (Continued on following pages)


                               Page 1 of 10 Pages


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 829793-10-8                 13D                     PAGE 2 of 10 PAGES


1 NAME OF REPORTING PERSONS
  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

  Arles Partners LP


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (a) [ ]
                                                         (b) [ ]


3 SEC USE ONLY


4 SOURCE OF FUNDS
  WC


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) OR 2(e) [ ]


6 CITIZENSHIP OR PLACE OF ORGANIZATION
  New York


                    7 SOLE VOTING POWER
                      0

   NUMBER OF
    SHARES          8 SHARED VOTING POWER
 BENEFICIALLY         37,100
   OWNED BY
     EACH
   REPORTING        9 SOLE DISPOSITIVE POWER
    PERSON            0
     WITH

                   10 SHARED DISPOSITIVE POWER
                      37,100


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        37,100


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        6.9%


14 TYPE OF REPORTING PERSON
        PN


*These are the same shares reported by Arles Advisors Inc over which it as general partner exercises voting and dispositive power.

CUSIP NO. 829793-10-8                 13D                     PAGE 3 of 10 PAGES


1 NAME OF REPORTING PERSONS
  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Arles Advisors Inc


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (a) [ ]
                                                         (b) [ ]


3 SEC USE ONLY


4 SOURCE OF FUNDS
  Not applicable


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  2(d) OR 2(e) [ ]


6 CITIZENSHIP OR PLACE OF ORGANIZATION
  New York


                    7 SOLE VOTING POWER
                      0

   NUMBER OF
    SHARES          8 SHARED VOTING POWER
 BENEFICIALLY         37,100
   OWNED BY
     EACH
   REPORTING        9 SOLE DISPOSITIVE POWER
    PERSON            0
     WITH

                   10 SHARED DISPOSITIVE POWER
                      37,100


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        37,100


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        6.9%


14 TYPE OF REPORTING PERSON
        CO


*These are the same shares reported by Arles Partners LP as subject to shared voting and dispositive power.

CUSIP NO. 829793-10-8                 13D                     PAGE 4 of 10 PAGES


1 NAME OF REPORTING PERSONS
  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

  Warren A. Mackey


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (a) [ ]
                                                         (b) [ ]


3 SEC USE ONLY


4 SOURCE OF FUNDS
  Not applicable


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  2(d) OR 2(e) [ ]


6 CITIZENSHIP OR PLACE OF ORGANIZATION
  U.S.A.


                    7 SOLE VOTING POWER
                      0

   NUMBER OF
    SHARES          8 SHARED VOTING POWER
 BENEFICIALLY         37,100
   OWNED BY
     EACH
   REPORTING        9 SOLE DISPOSITIVE POWER
    PERSON            0
     WITH

                   10 SHARED DISPOSITIVE POWER
                      37,100


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        37,100


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        6.9%


14 TYPE OF REPORTING PERSON
        IN


*These are the same shares reported by Arles Partners LP and Arles Advisors Inc as subject to their shared voting and dispositive power.

Item 1. Security & Issuer.

        (a). Title of Class of Equity Securities:
             Common Stock

        (b). Name and Address of Issuer's Principal Executive Offices:
             Sistersville Bancorp, Inc.
             726 Wells Street
             Sistersville, West Virginia 26175


Item 2. Identity & Background.

        (a). Name of Person Filing:

             This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): Arles Partners LP (the "Limited Partnership"), Arles Advisors Inc (the "General Partner" of the Limited Partnership) and Warren A. Mackey, the sole shareholder and director of the General Partner (all of whom are collectively referred to herein as the "Filing Persons"). Arles Partners LP is a New York limited partnership formed for the purpose of investing in, among other things, the equity securities of various financial services providers. Arles Advisors Inc, a New York company, is the general partner of the Limited Partnership. The Filing Persons have entered into a Joint Filing Agreement, dated April 7, 2000, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which the Filing Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

        (b). Residence or Business Address:

             The Filing Persons all maintain the same principal business office at 767 Fifth Avenue, 5th Floor New York, New York 10153

        (c). Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment is Conducted:


             The Limited Partnership is a New York limited partnership formed for the purpose of investing in, among other things, the equity securities of various financial services providers. The General Partner, a New York company, is the general partner of the Limited Partnership. The sole shareholder and director of the General Partner is Warren A. Mackey. The Limited Partnership, the General Partner, and Mr. Mackey all conduct business from 767 Fifth Avenue, 5th Floor, New York, New York 10153.

        (d) and (e).

             During the last five years, none of the Limited Partnership, the General Partner, or Warren A. Mackey has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor


                               Page 5 of 10 Pages


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             have any such persons been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.

        (f). Citizenship:

             New York for Arles Partners LP and General Partner; the General Partner's sole shareholder is a citizen of the U.S.A.


Item 3. Source and Amount of Funds or Other Consideration.

        The aggregate purchase price of the stock covered by this statement is $377,913. The Limited Partnership's stock purchases were in an account carried at Banc of America Securities LLC.


Item 4. Purpose of Transaction.

        The securities covered by this statement were acquired for the purpose of investment, although the Filing Persons may pursue discussions with the Issuer's management and board of directors to enhance long-term value for shareholders.

        The Filing Persons, through Arles Partners LP, may make additional purchases of shares in open market or privately negotiated transactions. Any such purchases will depend upon evaluation of investment, the amounts of shares available for purchase, share prices and other relevant circumstances. After the Filing Persons' review of the Limited Partnership's investment in the Issuer, the Filing Persons may decide to sell shares. Any such purchases or sales of shares will depend upon the Filing Persons' continuing evaluation of the Issuer's business, financial condition and prospects, the actions of management and the board of directors of the Issuer, securities market conditions and other future developments.


Item 5. Interest in Securities of the Issuer.

        (a) The percentages appearing in this Schedule 13D are based on 538,739 shares of Sistersville Bancorp, Inc. outstanding at February 10, 2000, as reported on Sistersville Bancorp, Inc.'s Form 10-QSB filed on February 11, 2000 with the Securities and Exchange Commission. Accordingly, the 37,100 shares owned by the Limited Partnership represent 6.9% of the Issuer's outstanding shares. All acquisitions of Sistersville Bancorp, Inc. common stock reported herein were made in open market transactions on the OTC Bulletin Board.

        (b) The General Partner has the power to vote or direct the voting of the stock as of any record date subsequent to the Limited Partnership's purchases identified in Exhibit B, and the power to dispose or to direct the disposition of the stock. Because Warren A. Mackey is the controlling person of the General Partner, Mr. Mackey may be deemed to


                               Page 6 of 10 Pages
            have the indirect power to vote or direct the vote and to dispose or direct the disposition of the stock that is the subject of this
            Schedule 13D. Each of Mr. Mackey and the General Partner disclaims beneficial ownership of shares of stock of the Issuer.

        (c) Purchases in the last 60 days. See Exhibit B attached. The transactions identified in Exhibit B were effected through one or more brokers in the over-the-counter market.

        (d) No person other than the Limited Partnership and the General Partner has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the stock that is the subject of this Schedule 13D.

        (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Except as set forth herein, none of the Limited Partnership, the General Partner, or Mr. Mackey has any contract, arrangement, understanding, or relationship (legal or otherwise) between or among themselves and any person with respect to securities of the Issuer, including but not limited to transfer or voting of any of the shares of stock that are the subject of this Schedule 13D, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies. The General Partner of the Limited Partnership is entitled to an allocation of a portion of the Limited Partnership's profits and a management fee based upon a percentage of total partnership capital.

        The shares of common stock reported herein as having been acquired by Arles Partners LP were acquired by Arles Partners LP with the general working capital of Arles Partners LP. These shares of common stock are held by Arles Partners LP in a margin account with Banc of America Securities LLC and, consequently, act as collateral for any loans extended to Arles Partners LP by Banc of America Securities LLC. Arles Partners LP's margin account agreement with Banc of America Securities LLC is in the form commonly used by Banc of America Securities LLC and is subject to the constitution, rules, regulations, customs and usages of the exchange or market, and its clearing house, if any, where the transactions are executed and, where applicable, to the provisions of the Securities Exchange Act of 1934, as amended, the Commodities Exchange Act, as amended, and the rules and regulations of the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System and the Commodity Futures Trading Commission.


Item 7. Material to be Filed as Exhibits.

        Exhibit A- Joint Filing Agreement
        Exhibit B- Schedule of Purchases


                               Page 7 of 10 Pages


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            Arles Partners LP
                                            By its General Partner
                                            Arles Advisors Inc
Dated: April 7, 2000                    By: /s/ Warren A. Mackey
                                            ------------------------------------
                                            Name: Warren A. Mackey
                                            Title: President


                                            Arles Advisors Inc
Dated: April 7, 2000                    By: /s/ Warren A. Mackey
                                            ------------------------------------
                                            Name: Warren A. Mackey
                                            Title: President


Dated: April 7, 2000                    By: /s/ Warren A. Mackey
                                            ------------------------------------
                                            Name: Warren A. Mackey


                               Page 8 of 10 Pages


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                                                                       Exhibit A
                                                                       ---------


                     AGREEMENT REGARDING THE JOINT FILING OF
                                  SCHEDULE 13D

                              ---------------------


The undersigned hereby agree as follows:

     (i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

     (ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: April 7, 2000


                                            Arles Partners LP
                                            By its General Partner
                                            Arles Advisors Inc
                                        By: /s/ Warren A. Mackey
                                            ------------------------------------
                                            Name: Warren A. Mackey
                                            Title: President


                                            Arles Advisors Inc
                                        By: /s/ Warren A. Mackey
                                            ------------------------------------
                                            Name: Warren A. Mackey
                                            Title: President


                                        By: /s/ Warren A. Mackey
                                            ------------------------------------
                                            Name: Warren A. Mackey


                               Page 9 of 10 Pages


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                                                                       Exhibit B
                                                                       ---------


                              SCHEDULE OF PURCHASES
                              ---------------------


            2000                                             Aggregate
         Trade Date         Shares           Price              Cost
         -------------------------------------------------------------
          March 10           2,100          $ 9.125          $ 19,163
          March 30          35,000          $10.250          $358,750


                              Page 10 of 10 Pages